Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen New Jersey Dividend Advantage Municipal Fund

811-09455

The annual meeting of shareholders was held in the offices of Nuveen Investments on November 15, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to December 16, 2011, January 31, 2012, March 5, 2012 and to March 13,
2012. at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the
SEC filing on October 14, 2011, under
Conformed Submission Type DEF 14A, accession number 0000950123-11-090064.